UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2014

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                    .

Notice of 2014 Annual Meeting of Shareholders

NAM TAI PROPERTY INC.

Chairman’s Message

April 30, 2014

Dear Shareholders:

As announced on April 10, 2014, Nam Tai Electronics, Inc. has changed its name to Nam Tai Property Inc., and began trading under a new ticker symbol (NTP) on the NYSE at market open on April 22, 2014.

I am pleased to invite you to attend the 2014 Annual Meeting of Shareholders of Nam Tai Property Inc., to be held on Friday, June 6, 2014 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen facility in the location of Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China.

At the meeting, shareholders will vote on the following matters either by proxy or in person:

1.	Election of the five Directors to serve for the ensuing year;

2.	Ratification of the appointment of Moore Stephens as independent registered public accounting firm for 2014; and

3.	Considering and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, I urge you to vote your proxy as soon as possible to ensure that your shares are represented. The Board of Directors recommends that you vote “FOR” the proposals.

Thank you for your continued support of Nam Tai Property Inc.

Ming Kown Koo

Chairman of the Board of Directors

NAM TAI PROPERTY INC.

Shenzhen Office:

Namtai Industrial Estate East,

2 Namtai Road, Gushu, Xixiang,

Baoan District, Shenzhen, People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 6, 2014

The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen facility in the location of Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China, for the following purposes:

1.	To elect five (5) members of the Board of Directors to serve for the ensuing year; the nominees are Mr. Ming Kown Koo, Mr. Charles Chu, Mr. Peter R. Kellogg, Dr. Wing Yan (William) Lo and Mr. Mark Waslen; the Board of Directors recommends that you vote “FOR” this proposal;

2.	To ratify the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2014; the Board of Directors recommends that you vote “FOR” this proposal; and

3.	To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 25, 2014 will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

Please refer to our annual report for 2013 for information related to the proposals. The annual report is available without charge by e-mail to kevin@cameronassoc.com or by written request to Mr. Kevin McGrath, the Company’s Investor relations at 535 Fifth Avenue, 24th floor. New York, NY 10017. It is also available from the Company’s website at http://www.namtai.com/ and SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors

Dated April 30, 2014

INVESTOR INFORMATION
SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE OFFICE
The Annual Meeting of Shareholders will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen facility in the location of Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China.	Cameron Associates, Inc. Mr. Kevin McGrath, 535 Fifth Avenue, 24th Fl. New York, NY 10017 Telephone: 212.245.4577 Email: kevin@cameronassoc.com	Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China Telephone: (86 755) 3388 1111 Facsimile: (86 755) 2747 2636

STOCK LISTING	HONG KONG OFFICE	REGISTERED OFFICE
The shares of Nam Tai Property Inc. are traded on the New York Stock Exchange under the stock symbol “NTP”.	NAM TAI HOLDINGS LIMITED Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1001	NAM TAI PROPERTY INC. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone: (284) 494-2810 Facsimile: (284) 494-4957

TRANSFER AGENT AND REGISTRAR	PRINCIPAL BANKS
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to: Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016-3572, USA	THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED	CHINA MERCHANTS BANK CHINA CONSTRUCTION BANK
Telephone: (800)-368-5948
(908) 497-2300
Facsimile: (908) 497-2310
Website: www.rtco.com

US COUNSEL	WEBSITE	INDEPENDENT AUDITORS
JONES DAY Hong Kong	www.namtai.com	MOORE STEPHENS Hong Kong

REVOCABLE PROXY

NAM TAI PROPERTY INC.

YOUR VOTE IS IMPORTANT! PROXY VOTING INSTRUCTIONS

Shareholders of record have three ways to vote:

1. By Telephone (using a Touch-Tone Phone); or

2. By Internet; or

3. By Mail.

To Vote by Telephone:

Call 1-855-680-7030 Toll-Free on a Touch-Tone

Phone anytime prior to 3 p.m., Eastern Daylight Time, June 5, 2014.

To Vote by Internet:

Go to https://www.rtcoproxy.com/ntp prior to 3 p.m., Eastern Daylight Time, June 5, 2014.

Please note that the last vote received from a shareholder, whether by telephone, by Internet or by mail, will be the vote counted.

Mark here if you no longer wish to receive paper annual meeting materials and instead view them online. Mark here if you plan to attend the meeting.

Mark here for address change.

Comments:

FOLD HERE IF YOU ARE VOTING BY MAIL PLEASE DO NOT DETACH

PLEASE MARK VOTES

X AS IN THIS EXAMPLE

For With-hold For All Except For Against Abstain

1. The election as directors of the Company of five (5) persons listed:

2. Ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2014.

Nominees:

(01) Ming Kown Koo (02) Charles Chu (03) Peter R. Kellogg (04) William Lo (05) Mark Waslen

(The Board of Directors recommends a vote FOR Items 1 and 2.)

In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

INSTRUCTION: To withhold authority to vote for any nominee(s), mark “For All Except” and write that nominee(s’) name(s) or number(s) in the space provided below.

This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

Please be sure to date and sign this proxy card in the box below.

Date Sign above Co-holder (if any) sign above

(Please date this proxy and sign your name as it appears on your stock certificate(s).

Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

NAM TAI PROPERTY INC. — ANNUAL MEETING, JUNE 6, 2014

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll free 1-855-680-7030 on a Touch-Tone Phone. There is NO CHARGE to you for this call.

or

2. Via the Internet at https://www.rtcoproxy.com/ntp and follow the instructions.

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

(Continued, and to be marked, dated and signed, on the other side)

REVOCABLE PROXY

NAM TAI PROPERTY INC.

ANNUAL MEETING OF SHAREHOLDERS JUNE 6, 2014 THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Property Inc. standing in my (our) name on its books on April 25, 2014 at the Annual Meeting of Shareholders to be held 11:30 a.m. China Standard Time on Friday, June 6, 2014 at Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China, and at any adjournment thereof.

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

5421

REVOCABLE PROXY

NAM TAI PROPERTY INC.

ANNUAL MEETING OF SHAREHOLDERS — JUNE 6, 2014

This Proxy is Being Solicited on Behalf of the Board of Directors of the Company

The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Property Inc. standing in my (our) name on its books on April 25, 2014 at the Annual Meeting of Shareholders to be held 11:30 a.m. China Standard Time on Friday, June 6, 2014 at Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China, and at any adjournment thereof.

Mark here if you no longer wish to receive paper annual meeting materials and instead view them online. Mark here if you plan to attend the meeting.

Mark here for address change.

Comments:

FOLD HERE – PLEASE DO NOT DETACH – PLEASE ACT PROMPTLY

PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE

PLEASE MARK VOTES

X AS IN THIS EXAMPLE

For With-hold For All Except

For Against Abstain

1. The election as directors of the Company of five (5) persons listed:

2. Ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2014.

Nominees:

(01) Ming Kown Koo (02) Charles Chu (03) Peter R. Kellogg

(The Board of Directors recommends a vote FOR Items 1 and 2.)

(04) William Lo (05) Mark Waslen

In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

INSTRUCTION: To withhold authority to vote for any nominee(s), mark “For All Except” and write that nominee(s’) name(s) or number(s) in the space provided below.

This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

Please be sure to date and sign this proxy card in the box below.

Date

Sign above Co-holder (if any) sign above

(Please date this proxy and sign your name as it appears on your stock certificate(s).

Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

5421

NAM TAI PROPERTY INC. ANNUAL MEETING TO BE HELD ON 06/06/14
FOR HOLDERS AS OF 04/25/14 * ISSUER CONFIRMATION COPY - INFO ONLY *
1 1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

G63907102

DIRECTORS
DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES 0010100
1. - 01-MING KOWN KOO,02-CHARLES CHU,03-PETER R. KELLOGG,04-WILLIAM LO,
05-MARK WASLEN

PROPOSAL(S) — **DIRECTORS RECOMMEND**

2. - RATIFICATION OF THE APPOINTMENT OF MOORE STEPHENS AS INDEPENDENT --->>> FOR --->>> 0010200
REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR
ENDING DECEMBER 31, 2014.

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice. --->>>

VIF11H

FOLD AND DETACH HERE

NAM TAI PROPERTY INC.
06/06/14
2 -I -S

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

X FOR ALL NOMINEES

X WITHHOLD ALL NOMINEES

X WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ____________

2. FOR ☐ AGN ☐ ABS ☐

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK X

SEE VOTING INSTRUCTION NO. 2 ON REVERSE

A/C:

G63907102

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING X

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

000

P53642

1

1

**

NAM TAI PROPERTY INC.
UNIT 1201, 12F, TOWER 1
LIPPO CENTRE, 89 QUEENSWAY
ADMIRALTY, HONG KONG
CHINA

FOR ☐

FOLD AND DETACH HERE

SIGNATURE(S) DATE

Please ensure you fold then detach and retain this portion of the Voting Instruction Form

Fold and Detach Here Fold and Detach Here

P.O. Box 9175

WRONG WAY

Proxy Service P.O. Box 9175 Farmingdale NY 11735-9852

VOTING INSTRUCTIONS

TO OUR CLIENTS:

WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.

FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.

FOR MARGIN ACCOUNTS, IN THE EVENT YOUR SECURITIES HAVE BEEN LOANED OVER RECORD DATE, THE NUMBER OF SECURITIES WE VOTE ON YOUR BEHALF HAS BEEN OR CAN BE ADJUSTED DOWNWARD.

PLEASE NOTE THAT UNDER A RULE AMENDMENT ADOPTED BY THE NEW YORK STOCK EXCHANGE FOR SHAREHOLDER MEETINGS HELD ON OR AFTER JANUARY 1, 2010, BROKERS ARE NO LONGER ALLOWED TO VOTE SECURITIES HELD IN THEIR CLIENTS’ ACCOUNTS ON UNCONTESTED ELECTIONS OF DIRECTORS UNLESS THE CLIENT HAS PROVIDED VOTING INSTRUCTIONS (IT WILL CONTINUE TO BE THE CASE THAT BROKERS CANNOT VOTE THEIR CLIENTS’ SECURITIES IN CONTESTED DIRECTOR ELECTIONS). CONSEQUENTLY, IF YOU WANT US TO VOTE YOUR SECURITIES ON YOUR BEHALF ON THE ELECTION OF DIRECTORS, YOU MUST PROVIDE VOTING INSTRUCTIONS TO US. VOTING ON MATTERS PRESENTED AT SHAREHOLDER MEETINGS, PARTICULARLY THE ELECTION OF DIRECTORS IS THE PRIMARY METHOD FOR SHAREHOLDERS TO INFLUENCE THE DIRECTION TAKEN BY A PUBLICLY-TRADED COMPANY. WE URGE YOU TO PARTICIPATE IN THE ELECTION BY RETURNING THE ENCLOSED VOTING INSTRUCTION FORM TO US WITH INSTRUCTIONS AS TO HOW TO VOTE YOUR SECURITIES IN THIS ELECTION.

IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE OR ON THE FIFTEENTH DAY, IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE,

AND ONE OR MORE OF THE MATTERS BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON ANY MATTERS DEEMED TO BE ROUTINE. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

THE FOLLOWING INSTRUCTIONS PROVIDE SPECIFICS REGARDING THE MEETING FOR WHICH THIS VOTING FORM APPLIES.

INSTRUCTION 1

ALL PROPOSALS FOR THIS MEETING ARE CONSIDERED “ROUTINE”. WE WILL VOTE IN OUR DISCRETION ON ALL PROPOSALS, IF YOUR INSTRUCTIONS ARE NOT RECEIVED.

IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.

INSTRUCTION 2

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING ON ONE OR MORE MATTERS BEFORE THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.

IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.

INSTRUCTION 3

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.

INSTRUCTION 4

WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED. ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS OF YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS(S) TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.

**IF YOU HOLD YOUR SECURITIES THROUGH A CANADIAN BROKER OR BANK, PLEASE BE ADVISED THAT YOU ARE RECEIVING THE VOTING INSTRUCTION FORM AND MEETING MATERIALS, AT THE DIRECTION OF THE ISSUER. EVEN IF YOU HAVE DECLINED TO RECEIVE SECURITY- HOLDER MATERIALS, A REPORTING ISSUER IS REQUIRED TO DELIVER THESE MATERIALS TO YOU. IF YOU HAVE ADVISED YOUR INTERMEDIARY THAT YOU OBJECT TO THE DISCLOSURE OF YOUR BENEFICIAL OWNERSHIP INFORMATION TO THE REPORTING ISSUER, IT IS OUR RESPONSIBILITY TO DELIVER THESE MATERIALS TO YOU ON BEHALF OF THE REPORTING ISSUER.

THESE MATERIALS ARE BEING SENT AT NO COST TO YOU.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY, INC.

Date: April 30, 2014	By:	/S/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer